Exhibit 99.1

TDH Holdings, Inc. Reports First Half 2024 Financial Results

BEIJING, China, December 17, 2024 /PRNewswire/ -- TDH Holdings, Inc. (NASDAQ: PETZ) (“TDH” or the “Company”), a PRC-based company that is an owner, operator and manager of commercial real estate properties, announced today its financial results for the six months ended June 30, 2024.

First Half 2024 Unaudited Financial Highlights:

	For the Six Months Ended June 30
($ millions, except per share data)	2024	2023	% Change
Revenues from continuing operations	$0.10	$-	13,399.98%
Gross profit	$0.04	$-	16,235.34%
Gross profit (loss) margin	35.26%	-29.50%	64.76 pp *
Loss from operations	$(1.08)	$(0.66)	-63.39%
Operating loss margin	-1,047.13%	-86,518.44%	85,471.31 pp *
Net income attributable to common stockholders	$1.32	$0.06	1,941.12%
Earnings per share - basic and diluted	$0.13	$0.01	1,941.12%

*	pp: percentage points

●	Revenues from continuing operations increased by 13,399.98% to $0.10 million for the first half of 2024. We discontinued our restaurant business in the second quarter of 2024 and began to focus on growing our commercial real estate business line. The main reason for discontinuing our restaurant business was due to the recurring loss from our restaurant business since 2023. We believe that discontinuing our restaurant business will provide us with the opportunity to shift our focus and resources toward expanding and improving our newly added commercial real estate business.

●	Gross profit was $ 0.04 million for the first half of 2024, compared to gross loss of $226 for the same period of the prior year.

●	Operating loss was $1.08 million for the first half of 2024, compared to operating loss of $0.66 million for the same period of the prior year. The increase in operating loss was primarily due to the disposal of the Company’s restaurant business line in the second quarter of 2024, as the Company has begun to focus on its commercial real estate business and efforts to control operating costs going forward.

●	Net income was $1.32 million, or earnings per share of $0.13, for the first half of 2024, compared to net income of $0.06 million, or income per share of $0.01, for the same period of the prior year.

First Half 2024 Financial Results

Revenues from continuing operations

In June 2024, we discontinued our restaurant business and started to focus on owing, operating and managing commercial real estate properties going forward. Since the commercial real estate business is a newly added a business line, revenue from our continuing business only amounted to $0.1 million for the six months ended June 30, 2024. because only two months of revenue was reported. We expect our revenue from the commercial real estate business will continue to grow in the near future.

Cost of revenues from continuing operations

In line with our newly added commercial real estate rental business, we reported cost of revenues from continuing operations of $0.07 million. As a percentage of revenues, cost of revenues was 64.74% for the first half of 2024, compared to 129.50% for the same period of the prior year.

Gross profit (loss) and gross profit (loss) margin from continuing operations

Gross profit from continuing operations was $0.04 million for the first half of 2024, compared to gross loss of $226 for the same period of the prior year. The increase in gross profit was due to increased sales volume of our commercial real estate business. Gross profit margin was 35.26% for the six months ended June 30, 2024, as compared to 29.50% for the six months ended June 30, 2023, which was due to higher gross profit margin for our commercial real estate business.

Operating expense from continuing operations

Operating expense consists of selling expense and general and administrative expense.

General and administrative expense increase by $0.09 million, or 14.53%, to $0.76 million for the first half of 2024 from $0.66 million for the same period of the prior year.

In connection with our commencement of the commercial real estate business, we recognized $0.36 million of goodwill as of the commencement date. However, as a result of our commercial real estate business losses in the first half 2024, goodwill of $0.36 million has been fully impaired for the six months ended June 30, 2024.

As a result, total operating expenses increased by $0.46 million, or 68.95%, to $1.12 million for the first half of 2024 from $0.66 million for the same period of the prior year.

Operating loss from continuing operations

Loss from operations was $1.08 million for the first half of 2024, compared to $0.66 million for the same period of the prior year. The increase in continuing operating loss was mainly due to increased general and administrative expense and the recognition of impairment losses on goodwill in the first half of 2024.

Other income, net

Total net other income increased by approximately $1.84 million or 205.88%, from $0.89 million in the six months ended June 30, 2023, to $2.74 million in the six months ended June 30, 2024, which is primarily attributable to an increase in investment income. We invested our available cash on hand in equity securities of certain publicly listed companies through various open market transactions. Our investments in marketable securities are accounted for pursuant to ASC 321 and reported at their readily determinable fair value as quoted by market exchanges in the consolidated balance sheets with change in fair value recognized in earnings. During the first half of 2024, the investments generated a total of $2.76 million net returns as compared to $0.92 million for the same period of 2023.

Loss from discontinued operations

We disposed of our restaurant business in June 2024 and started our new commercial real estate business line. For the six months ended June 30, 2024, total revenues from our restaurant business decreased by approximately $0.3 million, or 18.04%, to $1.27 million from $1.55 million as compared with the same period of the prior year. Our cost of revenues, decreased by approximately $0.2 million or 16.8%, to $0.89 million for the six months ended June 30, 2024, as compared to $1.07 million for the six months ended June 30, 2023. Although we disposed of our restaurant business in first half of 2024, our operating expenses and other overhead costs associated with our restaurant business were still high. As a result of the above, we reported loss from discontinued operations of our restaurant business of $444,750 and $220,958 for the six months ended June 30, 2024 and 2023, respectively.

Net income attributable to the Company and earnings per share

As a result of the above, net income attributable to the Company was $1.32 million, or earnings per share of $0.13, for the first half of 2024, compared to net income of $0.06 million, or earnings per share of $0.01, for the same period of the prior year.

Financial Conditions

As of June 30, 2024, based on the results of the continuing operations, the Company had cash and cash equivalents of $12.91 million, compared to $13.13 million at December 31, 2023. Accounts receivable and inventories were $0.02 million and $0 million, respectively, as of June 30, 2024, compared to $0 million and $0 million, respectively, at December 31, 2023. We also had short-term investments of approximately $12.49 million and $13.32 million as of June 30, 2024, and December 31, 2023, respectively, which are highly liquid and can be converted into cash and used in our operations if needed.

Net cash used in operating activities was $2.34 million for the first half of 2024, compared to net cash used in operating activities of $2.35 million for the same period of the prior year.

Net cash provided by investing activities was $1.38 million for the first half of 2024, compared to net cash used in investing activities of $2.15 million for the same period of the prior year.

There was no cash provided by or used in our financing activities during the six months ended June 30, 2024, and 2023, respectively.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

About TDH Holdings, Inc.

Founded in April 2002, TDH Holdings, Inc. (the “Company”) (NASDAQ: PETZ), a PRC-based company that is an owner, operator and manager of commercial real estate properties. More information about the Company can be found at www.tiandihui.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding, among others, its growth and business outlook, the excepted revenue growth from the Company’s commercial real estate business and the Company’s ability to execute on its business plan, , are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; general risks affecting the commercial real estate industry (including, without limitation, the inability to enter into or renew leases on favorable terms, changes in client preferences and space utilization, dependence on clients’ financial condition, and competition from other developers, owners and operators of real estate); changes in technology; economic conditions;, reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the United States and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Feng Zhang, CFO

Email: zhangfeng@tdhpet.com

Phone: +86 183-1102-1983

Index to Unaudited Condensed Consolidated Interim Financial Statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2024	2023
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$12,909,065	13,126,605
Short-term investments	12,487,322	13,317,882
Accounts receivable, net	22,350	-
Advances to suppliers, net	33,931	-
Prepayments and other current assets, net	187,091	63,074
Current assets held for sale associated with discontinued operation of Farlings and Bolings	-	713,715
Total current assets	25,639,759	27,221,277
NON-CURRENT ASSETS:
Property, plant and equipment, net	2,307,260	657,124
Operating lease right-of-use assets	2,683,008	-
Non-current assets held for sale associated with discontinued operation of Farlings and Bolings	-	1,022,996
Total non-current assets	4,990,268	1,680,120
Total assets	$30,630,027	28,901,397

LIABILITIES AND SHAREHOLDERS’S EQUITY
CURRENT LIABILITIES:
Accounts payable	$195,463	65,982
Advances from customers	152,590	295
Bank overdrafts	75,070	77,486
Short-term loans - related parties	268,759	277,408
Taxes payable	12,817	9,290
Due to related parties	133,397	1,963,794
Operating lease liabilities, current	529,346	-
Other current liabilities	1,013,975	166,025
Current Liabilities held for sale associated with discontinued operation of Farlings and Bolings	-	828,764
Total current liabilities	2,381,417	3,389,044
NON-CURRENT LIABILITIES:
Operating lease liabilities, non-current	2,152,142	-
Non-current liabilities held for sale associated with discontinued operation of Farlings and Bolings	-	463,196
Total liabilities	4,533,559	3,852,240
SHAREHOLDERS’ EQUITY:
Common stock ($0.02 par value; 50,000,000 shares authorized; 10,323,268 shares issued and outstanding at June 30, 2024 and December 31, 2023)*	206,465	206,465
Additional paid-in capital	51,129,439	51,129,439
Accumulated deficit	(25,303,438)	(26,622,000)
Accumulated other comprehensive loss	(83,572)	(95,066)
Total TDH Holdings, Inc. shareholders’ equity	25,948,894	24,618,838
Non-controlling interest	147,574	430,319
Total shareholders’ equity	26,096,468	25,049,157
Total liabilities and shareholders’ equity	$30,630,027	28,901,397

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited)

	For The Six Months Ended June 30, 2024	For The Six Months Ended June 30, 2023

Net revenue	$103,410	$766
Cost of revenue	66,944	992
Gross profit (loss)	36,466	(226)
Operating expenses:
General and administrative expense	758,763	662,505
Impairment of goodwill	360,541	-
Total operating expenses	1,119,304	662,505
Loss from operations	(1,082,839)	(662,731)
Interest expense	(22,421)	(19,443)
Other income (loss)	2,957	(3,080)
Change in fair value of short-term investments	2,756,268	917,411
Other expenses	-	(148)
Total other income	2,736,804	894,740
Loss before income tax provision	1,653,965	232,009
Net income from continuing operations	1,653,965	232,009
Net loss from discontinued operations of Tiandihui	-	(15,552)
Net loss from discontinued operations of Bo Lings and Far Lings	(444,750)	(220,958)
Net income (loss)	1,209,215	(4,501)
Less: Net loss attributable to non-controlling interest	(109,347)	(69,101)
Net Income attributable to TDH Holdings, Inc.	1,318,562	64,600
Comprehensive income (loss)
Net income	$1,318,562	$64,600
Other comprehensive income
Foreign currency translation adjustment	11,494	1,137,181
Total comprehensive income	$1,330,056	$1,201,781
Less: Comprehensive loss attributable to non-controlling interest	(282,745)	-
Comprehensive income attributable to TDH Holdings, Inc.	$1,612,801	$1,201,781

Earnings per common share attributable to TDH Holdings, Inc.
Basic	$0.13	$0.01
Diluted	$0.13	$0.01
Weighted average common shares outstanding*
Basic	10,323,268	10,323,268
Diluted	10,323,268	10,323,268

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For The Six Months Ended	For The Six Months Ended
	June 30, 2024	June 30, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,318,562	$64,600
Less: net loss from discontinued operations	(444,750)	(236,510)
Net income from continuing operations	1,763,312	301,110
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense	50,370	(102,657)
Fair value change of short-term investments	(2,756,268)	(917,411)
Loss on disposal of subsidiaries	(441,600)	-
Impairment of goodwill	360,541	-
Inventory write-down	-	(930)
Allowance for doubtful accounts	106,258	-
Loss (gain) on disposal of property, plant and equipment	59,009	20,382
Amortization of operating lease right-of-use assets	(343,425)	-
Changes in operating assets and liabilities:
Accounts receivable, net	(113,883)	(13,048)
Inventories, net	8,370	988
Operating lease liabilities	2,772,202	(335)
Advances to suppliers, net	(34,035)	34,468
Prepayments and other current assets, net	(2,346,929)	(45,895)
Accounts payable	139,762	66,367
Accounts payable - related parties	-	(25,891)
Interest payable	14,284	(48,606)
Taxes payable	-	(2,354)
Advances from customers	153,312	2,214
Advances from customer - related party	-	(14,927)
Other current liabilities	(1,539,428)	(1,715,737)
Net cash used in operating activities from continuing operations	(2,148,149)	(2,462,261)
Net cash provided by (used in) operating activities from discontinued operations	(192,351)	114,732

NET CASH USED IN OPERATING ACTIVITIES	$(2,340,500)	$(2,347,529)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments to acquire property, plant and equipment	(1,760,454)	-
Disposal of subsidiaries	578,400	-
Purchase of short-term investments	(21,403,449)	(10,393,892)
Proceeds from sale of short-term investments	23,966,975	8,242,433
Net cash provided by (used in) investing activities from continuing operations	1,381,473	(2,151,459)
Net cash provided by investing activities from discontinued operations	-	-

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	$1,381,473	$(2,151,459)
Effects on changes in foreign exchange rate	206,710	538,762
Net change in cash, cash equivalents, and restricted cash	(752,317)	(3,960,226)
Cash, cash equivalents, and restricted cash - beginning of the period	13,661,382	23,146,176
Cash, cash equivalents, and restricted cash - end of the period	$12,909,065	$19,185,950
Less: cash and restricted cash of discontinued operations at the end of the period	-	1,665,285
Cash and restricted cash of continued operations at the end of the period	12,909,065	17,520,665

Supplemental cash flow information
Interest paid	$-	$-

Supplemental non-cash investing and financing activities
Cashless exercise of warrants	-	-
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$12,909,065	$17,520,665
Restricted cash	$-	$1,665,285
Total cash, cash equivalents, and restricted cash	$12,909,065	$19,185,950